                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS

                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                             Zeppelin Software, Inc.
                          -----------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                   -------------------------------------------
                         (Title of Class of Securities)

                                   989449 10 3
                             ----------------------
                                 (CUSIP Number)

                                Donald J. Cheney
                             Zeppelin Software, Inc.
                                  P.O. Box 218
                         Port Orchard, Washington 98366
     ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 9, 2002
                        --------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-----------------------
CUSIP NO. 989449 10 3
-----------------------
--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Donald J. Cheney
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[ ]
                                                                        (b)[ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [ ]
          PURSUANT TO ITEMS 2(d) or (e)

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                       7         SOLE VOTING POWER
     NUMBER OF                   0
      SHARES      --------------------------------------------------------------
   BENEFICIALLY        8         SHARED VOTING POWER
  OWNED BY EACH                  29,500
    REPORTING     --------------------------------------------------------------
      PERSON           9         SOLE DISPOSITIVE POWER
       WITH                      0
                  --------------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER
                                 29,500
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          29,500
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [ ]
          CERTAIN SHARES.*

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.35%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------

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---------------------
CUSIP NO. 989449 10 3
---------------------
--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Beverly J. Cheney
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]
                                                                         (b)[ ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [ ]
          PURSUANT TO ITEMS 2(d) or (e)

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                       7         SOLE VOTING POWER
     NUMBER OF                   0
      SHARES      --------------------------------------------------------------
   BENEFICIALLY        8         SHARED VOTING POWER
  OWNED BY EACH                  29,500
    REPORTING     --------------------------------------------------------------
      PERSON           9         SOLE DISPOSITIVE POWER
       WITH                      0
                  --------------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER
                                 29,500
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          29,500
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [ ]
          CERTAIN SHARES.*
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.35%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------

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Item 1.  Security and Issuer

         This statement relates to the common stock, par value $0.001 per share, of Zeppelin Software, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 7061 Dunraven Lane S.W., Port Orchard, Washington 98367.

Item 2.  Identity and Background.

         This statement is filed on behalf of Donald J. Cheney and Beverly J. Cheney (together, the "Reporting Persons"). Mr. Cheney is the Secretary/Treasurer and a member of the Board of Directors of the Issuer, and Mrs. Cheney is Mr. Cheney's spouse. Mrs. Cheney's occupation is the Superintendent of Schools of the South Kitsap School District in Port Orchard, Washington. The Reporting Persons' business address is 7061 Dunraven Lane S.W., Port Orchard, Washington 98367. The principal business of the Issuer is the developing, manufacturing, and marketing of a 38Ghz microwave radio to be used for data transmission in the telecommunications industry, and now, as a result of the new owners, the additional direction of the pursuit of opportunities in the oil and gas business, attempting to acquire high quality oil and gas properties, primarily "proved producing and proved undeveloped reserves" in the United States, Canada, and other foreign oil producing countries, especially South America.

         During the past five years, the Reporting Persons have not been convicted in a criminal proceeding, or been a party to a civil proceeding as a result of which they have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         One million (1,000,000) of the shares of the Issuer securities owned by the Reporting Persons were sold on October 9, 2002 to Victor Nikolaev for a consideration of $0.001 per share, total of $1,000. In addition, Zeppelin Software, Inc. gave a two-year option on 100,000 shares to the Reporting Persons, exercisable only in the second year at $3.00 per share, as additional consideration for the sale. As previously reported, the Reporting Persons purchased 29,500 from a private sale and over the public market for $62,042. In addition, Mr. Cheney was issued 100,000 options on March 30, 1999 under the Issuer's 1998 Non-Qualified Stock Option Plan to purchase shares of the Issuer's Common Stock at an exercise price of $1.00 a share. There was no cost to Mr. Cheney for these options.

Item 4.  Purpose of Transaction

         Other than as set forth above, the Reporting Person does not have any present plans or intentions that relate to or would result in any of the matters described in subsections (a) - (c), (e - (f), and (h) - (j) of Item 4 of
Schedule 13D.

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         (d) As a result of the transfer of ownership of Zeppelin Software, Inc.
on October 9, 2002, the new owners recommended the appointment of two new members to the Board of Directors who have expertise in the oil and gas business. These Directors, Mr. William Hennessey, and Mr. John N. Chigbu, were subsequently appointed to the Board on October 1, 2002 and October 7, 2002, respectively.

         (g) The new owners of Zeppelin Software, Inc. recommended that the Board of Directors change the name of the Company to ZEPPELIN ENERGY INC. Subsequently, the Board of Directors filed a Form 14C with the Securities and Exchange Commission on November 5, 2002 to change the Company name. The Amendment to the Articles of Incorporation will be filed with the Delaware Secretary of State on December 9, 2002 and the Company name will become ZEPPELIN ENERGY INC.

Item 5.  Interest in Securities of the Issuer

         (a) As of December 5, 2002, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 29,500 shares.

         (b) Each of the Reporting Persons both has the shared power to vote and dispose of the ownership of 29,500 shares.

         (c) No sales were effected in open market transactions within the last 60 days.

         (d)   N/A

         (e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Mr. and Mrs. Cheney are married, and as spouses share ownership of the Issuer securities.

                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2002                            /s/ Donald J. Cheney
                                                  ------------------------------
                                                  Donald J. Cheney



                                                  /s/ Beverly J. Cheney
                                                  ------------------------------
                                                  Beverly J. Cheney